EXHIBIT 21

Subsidiaries of The Money Tree Inc.

Subsidiary	State of Incorporation

Home Furniture Mart Inc.	Georgia
The Money Tree of Louisiana, Inc.	Louisiana
Small Loans, Inc.	Georgia
The Money Tree of Florida Inc.	Georgia
The Money Tree of Georgia Inc.	Georgia